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For Immediate Release: Contact: Christopher Marangi
                                                             Co-CIO, Value
                                                             (914) 921-5219

                                                             For further information please visit
                                                             www.gabelli.com

GAMCO Says Paramount Board Should Review Project Rise Partners' Offer for Company

Greenwich, CT - GAMCO reviewed Project Rise Partners "Open" Letter to Paramount Shareholders published on the Globe News Wire at 11:56 a.m. today. The letter addresses the offer Project Rise Partners made for Paramount at a price per share higher than the current merger price. Notwithstanding the expiration of the "Go Shop" period on August 21, 2024, Paramount's Board has an obligation to consider any serious proposals prior to the finalization of the deal. GAMCO believes Paramount should respond to this offer and explain why it is not being or was not considered.

GAMCO's Operation Fishbowl continues to receive documents, albeit at glacial speed, in response to a Delaware 220 Books and Records request. GAMCO's request is an effort to ensure that Paramount shareholders receive comparable value for their shares as the control shareholder. To date, the materials received do not contain sufficient information to value NAI's Paramount holdings and non-Paramount assets. GAMCO continues to believe this information is necessary to evaluate the consideration being paid to Paramount's control shareholder. GAMCO Portfolio Manager Christopher Marangi commented that, "It remains unknown what NAI is receiving on a per share basis for their control ownership of Paramount.". GAMCO remains fully committed to obtaining this information essential to protect our clients' assets.

GAMCO Investors, Inc., through its subsidiaries, manages assets of private advisory accounts (GAMCO), mutual funds and closed-end funds (Gabelli Funds, LLC) and is known for its Private Market Value with a Catalyst™ style of investment.

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